SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2006
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                    Commission File Number 000-50-529
                                          --------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Cheviot Savings Bank 401(k) Retirement Savings Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Cheviot Financial Corp.
                              3723 Glenmore Avenue
                               Cheviot, Ohio 45211

                              SUMMARY ANNUAL REPORT

                                       for

                    THE CHEVIOT BUILDING AND LOAN CO. 401(K)
                        RETIREMENT SAVINGS PLAN AND TRUST

This is a summary of the annual report for The Cheviot Building and Loan Co. 401(k) Retirement Savings Plan and Trust, (Employer Identification No. 31-0238110, Plan No. 002) for period January 1, 2006 to December 31, 2006. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            BASIC FINANCIAL STATEMENT

Benefits under the plan are provided by a trust (benefits are provided in whole from trust funds). Plan expenses were $153,060. These expenses included $153,060 in benefits paid to participants and beneficiaries. A total of 52 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets was $3,454,318 as of December 31, 2006 compared to $2,768,413 as of January 1, 2006. During the plan year the plan experienced an increase in its net assets of $685,905. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year, or the cost of assets acquired during the year. The plan had total income of $838,965, including employer contributions of $141,094, employee contributions of $201,060 and earnings from investments of $496,811.

                      YOUR RIGHT TO ADDDITIONAL INFORMATION

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

     1.   Financial information; and

     2. Information regarding any common or collective trust in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call the office of the Plan Sponsor:

                             Cheviot Financial Corp.
                              3723 Glenmore Avenue
                             Cheviot, OH 45211-4744
                   31-0238110 (Employer Identification Number)
                                  513-661-0457

The charge to cover copying costs will be $0.25 per page.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan:

                             Cheviot Financial Corp.
                              3723 Glenmore Avenue
                             Cheviot, OH 45211-4744

and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: U.S. Department of Labor, Employee Benefits Security Administration, Public Disclosure Room, 200 Constitution Avenue, NW, Suite N-1513, Washington, D.C. 20210.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           CHEVIOT SAVINGS BANK
                                           401(k) RETIREMENT SAVINGS PLAN





Date: May 14, 2007                          By:      /s/ Thomas J. Linneman
                                                     ----------------------
                                            Name:    Thomas J. Linneman
                                                     Title:   Trustee